Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-130219

Prospectus Supplement

Number 1

$10,000,000

Richardson Electronics, Ltd.

8% Convertible Senior Subordinated Notes due 2011

This prospectus supplement covers resales by holders of our 8% Convertible Senior Subordinated Notes due 2011 and shares of common stock into which the notes are convertible, as described in the prospectus dated April 23, 2007, which we refer to as the prospectus. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

You should carefully consider the risk factors described beginning on page 13 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 21, 2007.

Recent Developments

On June 6, 2007, we filed the following current report on Form 8-K with the United States Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) : May 31, 2007

RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	0-12906	36-2096643
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois		60147-0393
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (630) 208-2200

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

As previously reported, on April 6, 2007, Burtek Systems Corp. (“Burtek”), Richardson Electronics, Ltd. (the “Company”) and certain other subsidiaries of the Company (together with the Company, the “Sellers”) entered into an Acquisition Agreement (the “Agreement”) with Honeywell International Inc. (“Honeywell”) pursuant to which Honeywell agreed to purchase the Company’s Security Systems Division/Burtek Systems Corp. (“SSD/Burtek”). The transaction was structured as a sale of all of the stock of Burtek (the “Shares”) and all of the other assets primarily used or held for use in SSD/Burtek. On May 31, 2007, in connection with the consummation of the sale of SSD/Burtek (the “Closing”), Burtek, Sellers and Honeywell entered into an amendment and waiver to the Agreement (the “Amendment and Waiver”).

Pursuant to the Amendment and Waiver:

•	Honeywell acknowledged and agreed that Wendy Diddell, the Company’s Executive Vice President and General Manager, SSD/Burtek would not become an employee of Honeywell at the Closing; and
•

Because Sellers and Burtek have not obtained and delivered to Honeywell a certificate issued by the Canada Revenue Agency (“CRA”) in respect of the disposition of the Shares, Honeywell elected to exercise its right to withhold 25% of the purchase price for the Shares, or $13,213,250 (the “Withheld Amount”) from the purchase price to account for amounts that may be owed to the CRA in connection with the sale of the Shares. The Withheld Amount will be paid to the Company, minus any amount determined to be owed to the CRA, in accordance with the terms of the Agreement.

A copy of the Amendment and Waiver is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

Also in connection with the Closing, the Company and Wendy Diddell, the Company’s Executive Vice President and General Manager, SSD/Burtek entered into a First Amendment (the “First Amendment”) to the Employment, Non-Disclosure and Non-Compete Agreement (the “Diddell Employment Agreement”) entered into on June 1, 2004, by and between Ms. Diddell and the Company.

Pursuant to the First Amendment:

•	Ms. Diddell’s title with the Company was changed to EVP Corporate Development;
•

In addition to the non-competition and non-solicitation provisions in the Diddell Employment Agreement as originally executed, Ms. Diddell agreed for a period of one year from the Closing, to refrain from (i) engaging in any business or enterprise whose primary business is distribution of security equipment in the United States or Canada; and (ii) requesting or advising any customer or supplier of SSD/Burtek prior to its sale to Honeywell, to withdraw, curtail or cancel its business with Burtek or Honeywell; and

•

Ms. Diddell may terminate her employment with the Company at any time, and upon such a termination, the Company’s obligation to pay Ms. Diddell her compensation and benefits pursuant to the Diddell Employment Agreement shall cease, except that the Company shall be obligated to pay Ms. Diddell her annual Base Salary (as defined therein) for 12 months following such termination.

A copy of the Diddell Employment Agreement is filed as Exhibit 10.2 to this Form 8-K and is incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets

On May 31, 2007, the Company completed the sale of SSD/Burtek to Honeywell, pursuant to the terms of the Agreement. The Company previously disclosed the execution of the Agreement in its Quarterly Report on Form 10-Q for the quarter ended March 3, 2007. The total consideration to be paid by Honeywell pursuant to the Agreement is $80 million, net of cash and debt other than certain assumed liabilities, and subject to post-closing adjustments to the extent that SSD/Burtek’s net working capital is less than $31 million. Pursuant to the terms of the Agreement, Honeywell withheld 25% of the purchase price for the Shares, or $13,213,250, to account for amounts that may be owed to the CRA in connection with the sale of the Shares. The Withheld Amount will be paid by Honeywell, minus any amount determined to be owed to the CRA, in accordance with the terms of the Agreement.

As of March 3, 2007, the net assets of SSD/Burtek included in the sale were $34 million. After transaction expenses, net proceeds from the sale are estimated to be $76 million. Upon closing, the Company expects to record an after-tax gain on sale of approximately $42 million. The Company expects to use the net proceeds from the sale to pay down debt outstanding under its credit agreement.

A copy of the Agreement, which is filed as Exhibit 10.74 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 dated April 18, 2007, is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On June 1, 2007, the Company issued a press release announcing the closing of the sale of SSD/Burtek. A copy of the press release is furnished with this report as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(b) Pro Forma Financial Information.

The following pro forma financial statements giving effect to the disposition of SSD/Burtek pursuant to the Agreement are attached hereto as Exhibit 99.2 and incorporated by reference herein:

(i)	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 3, 2007
(ii)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine-Month Period Ended March 3, 2007
(iii)	Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended June 3, 2006

(c) Exhibits

10.1	Amendment and Waiver to Acquisition Agreement between the Company, certain of its Subsidiaries and Honeywell International Inc.
10.2	First Amendment to Employment, Non-Disclosure and Non-Compete Agreement between the Company and Wendy Diddell.
99.1	Press Release regarding the closing of the sale of SSD/Burtek, dated June 1, 2007.
99.2	Unaudited Pro Forma Condensed Consolidated Financial Information for Richardson Electronics, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICHARDSON ELECTRONICS, LTD.

Date: June 6, 2007	By:	/s/ David J. DeNeve
	Name:	David J. DeNeve
	Title:	Senior Vice President and Chief Financial Officer

Exhibit 10.1

[Honeywell Letterhead]

Brian S. Cook	Honeywell
Vice President	101 Columbia Road
Corporate Planning &	Building AB-3C
Development Department	Morristown, NJ 07962-2245

973 455-5526
973 455-6039 Fax
brian.cook2@honeywell.com

May 31, 2007

Richardson Electronics, Ltd.

40W267 Keslinger Road

P.O. Box 393

LaFox, Illinois 60147

Attention: Edward J. Richardson

Dear Mr. Richardson:

Reference is hereby made to the Acquisition Agreement (as amended, modified or supplemented in accordance with its terms, the “Agreement”) made and entered into as of April 6, 2007 by and among Honeywell International Inc., a Delaware corporation (“Purchaser”), Burtek Systems Corp., a Nova Scotia unlimited liability company (the “Company”), Richardson Electronics, Ltd., a Delaware corporation (“Richardson”), and each other Subsidiary of Richardson set forth on the signature pages thereto (collectively with Richardson, but excluding the Company, “Sellers”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

In connection with the transactions contemplated by the Agreement, the Purchaser hereby agrees to the following:

1. Purchaser hereby waives any rights it may have against Sellers or the Company with respect to the failure by Richardson Electronics S.r.l. to have made the notice required under Article 2112 of the Italian Civic Code and the relevant amendment Article 47 of law 428 of December 29, 1990 within the five day period agreed to by the parties in Section 6.13(a)(i) of the Agreement, and extends until 5:00 p.m. Rome, Italy time on May 16, 2007, the deadline for such notice and the commencement of Purchaser’s rights under the Agreement with respect to the failure to meet such notice deadline.

2. Purchaser hereby acknowledges and agrees that the lease of the real property located at No. 9 Hiero Street, No. 9, Madrid, Spain (the “Madrid Property”) shall not be an Included Leased Real Property under Section 2.1(k) of the Agreement and hereby waives Section 8.5 of the Agreement as it relates to the Madrid Property and acknowledges and agrees that the removal of the Madrid Property from Schedule 2.1(k) shall not be deemed a breach of Section 2.1(k), 4.20, 6.2 or 8.5 of the Agreement. Further, Purchaser hereby agrees to pay to Richardson Electronics Iberica S.A. (“Richardson Iberica”) an amount equal to euro 1,950 (one thousand nine hundred fifty euros) on the first day of each month in which Purchaser or its Affiliate will utilize any part of the Madrid Property. Purchaser will provide Richardson Iberica with not less than ninety (90) days written notice prior to terminating its occupancy of the Madrid Property.

3. Purchaser hereby acknowledges and agrees that transactions contemplated under the Agreement will not have received clearance or approval under Brazilian Antitrust Laws prior to the Closing and that Purchaser hereby waives the condition contained in Section 8.6 of the Agreement to the extent it relates approval under Brazilian Antitrust Laws.

4. Purchaser hereby acknowledges and agrees that Wendy Diddell is an Employee who is actively employed in the Business and who will not become an employee of the Purchaser at the Closing. Purchaser hereby agrees that the Employment, Nondisclosure and Non-Compete Agreement between Richardson and Wendy Diddell, dated June 1, 2004 (the “Diddell Agreement”) will be excluded from Disclosure Schedules 3.5(s) and 7.3. Accordingly, Purchaser acknowledges and agrees that Sellers are not in breach of Sections 3.5(s) or 7.3 of the Agreement by virtue of not transferring the Diddell Agreement to Purchaser.

5. Because Sellers and the Company have not obtained and delivered to Purchaser on or before the Closing Date a certificate issued by the CRA under subsection 116(2) of the Canada Tax Act (the “CRA Certificate”) in respect of the disposition of the Shares in form and substance acceptable to Purchaser in accordance with the provisions of Section 3.7(a) of the Agreement, Purchaser elects to exercise its right to withhold from the Initial Consideration an amount equal to twenty-five percent (25%) of the Initial Shares Purchaser Price (the “Withheld Funds”) pursuant to Section 3.7(c) of the Agreement. Notwithstanding Section 3.7(h) of the Agreement, Purchaser hereby agrees to apply the Withheld Funds to the purchase of a U.S. Dollar-denominated one month certificate of deposit with the Royal Bank of Canada. Upon delivery of the CRA Certificate to Purchaser, Purchaser shall transfer to the Purchaser the Withheld Funds minus an amount required to be remitted to the Receiver General for Canada, if any, plus all accrued interest thereon.

6. (a) The parties acknowledge and agree that the Sale Assets and Assumed Liabilities located in Colombia (the “Colombia Business”) shall not be transferred and assigned to Purchaser at the Closing on account of the Purchaser’s need to establish an affiliate entity under the laws of Colombia (the “Colombia Purchaser”) prior to purchasing the Colombia Business. Purchaser will holdback US$370,000 (three hundred seventy thousand United States Dollars) of the Initial Consideration on the Closing Date and shall transfer such amount to the Seller in connection with the Colombia Closing Date.

(b) With respect to the Colombia Business: (i) the failure to transfer and assign the Colombia Business on the Closing Date shall not constitute a failure to satisfy any condition set forth in Article VIII or Article IX of the Agreement or a grounds for termination under Article XI; (ii) the representations and warranties made by Sellers in Article IV of the Agreement with respect to the Colombia Business shall be deemed made as of the Colombia Closing Date, and the obligations of Sellers relating to the Colombia Business, as set forth in Articles VI and VII of the Agreement, shall apply as if the references to the Closing and the Closing Date were references to the Colombia Closing and the Colombia Closing Date; (iii) the purchase and sale of the Colombia Business shall be subject to the conditions set forth in Article VIII or Article IX of the Agreement as they relate only to the Colombia Business (other than the conditions set forth in Sections 8.1 and 8.4 of the Agreement, which shall not be conditions to Purchaser’s obligation to consummate the purchase of the Colombia Business); (iv) the portion of the Net Working Capital that relates to the Colombia Business shall be excluded from the Closing Net Working Capital Statement until such time as the sale of the Colombia Business is consummated, at which time the parties shall endeavor to include the relevant amounts relating to the Colombia Business in the Closing Net Working Capital Statement and the related adjustment contemplated by Section 3.3 of the Agreement; and (v) Purchaser hereby grants Richardson and Sellers a royalty-free, non-exclusive, non-transferable right and license to use the Assigned Marks (as defined in the Trademark Assignment) in connection with the operation of the Colombia Business until the Colombia Closing Date.

(c) Purchaser agrees that it will use its best efforts to have the Colombian Purchaser duly formed under the laws of Colombia as promptly as practicable. If the Colombia Closing has not occurred within thirty (30) days after May 31, 2007, the Colombia Purchase Price shall increase daily at an annual rate of the prime rate plus two percent (2%). Upon the occurrence of the Colombia Closing, Purchaser shall pay to Richardson Electronics Colombia S.A. or its affiliate the Colombia Purchase Price as of the Colombia Closing.

7. In connection with the transfer and assignment of the Sale Assets and Assumed Liabilities located in Spain (the “Spanish Business”), Dimas Allande Gomez (“Dimas”) shall become an employee of Purchaser. Dimas commenced a medical leave from his employment on May 30, 2007. Richardson hereby agrees to reimburse Purchaser for fifty percent (50%) of any and all payments owed to Dimas which are statutorial required as a result of his medical leave from the Closing through the date on which Dimas becomes an active employee of Purchaser or any of its Affiliates. In addition, Richardson agrees that in the event that Dimas’ employment with Purchaser is affirmatively terminated by Purchaser after July 1, 2007 and on or before September 30, 2007, Richardson shall reimburse Purchaser for fifty percent (50%) of any amounts paid to Dimas in connection with such termination up to a maximum amount equal to nine months of his total monthly salary on May 31, 2007. For purposes of clarification, “affirmatively terminated” means termination of Dimas by Purchaser with cause or without cause, but not constructive termination (ie termination actively requested by Dimas in court). Nothing in this Section 7 shall otherwise alter the indemnification obligations under Article X of the Agreement, including Richardson’s indemnification obligations for Losses relating to Dimas and arising on or prior to the Closing Date.

The foregoing shall constitute an amendment to the provisions of the Agreement, provided, however, that except as expressly stated above, nothing herein is intended to amend, modify, terminate or constitute a waiver with respect to any provision of the Agreement and all such other provisions of the Agreement shall remain in full force and effect. Each future reference to the Agreement will refer to the Agreement as amended by this letter agreement.

[Remainder of page intentionally left blank; signature page follows]

Please indicate your acknowledgement of the matter set forth herein by countersigning this letter in the space provided below and returning a copy to me by facsimile at (973) 455-6039.

Sincerely,

Brian S. Cook Vice President, Corporate Development

ACKNOWLEDGED AND AGREED ON BEHALF OF ALL SELLERS: RICHARDSON ELECTRONICS, LTD.

By:
Edward J. Richardson

Chairman, President and Chief Executive Officer

Exhibit 10.2

FIRST AMENDMENT

TO

EMPLOYMENT, NONDISCLOSURE AND NON-COMPETE AGREEMENT

BETWEEN

WENDY DIDDELL AND RICHARDSON ELECTRONICS, LTD.

This First Amendment to Employment, Non-Disclosure and Non-compete Agreement (“Agreement”) entered into on June 1, 2004, by and between Wendy Diddell (“Employee”), and Richardson Electronics, Ltd., (“Richardson” or “Employer”) is effective May 31, 2007.

WHEREAS, Richardson entered into an Acquisition Agreement dated April 6, 2007 to sell its Burtek Systems (formerly Security Systems) Division (“Burtek”), which sale became effective May 31, 2007; and

WHEREAS, Richardson has non-compete obligations to Honeywell under the Acquisition Agreement concerning to security-related business; and

WHEREAS, Employee’s duties as Executive Vice President and General Manager in connection with Burtek will cease as of May 31, 2007; and

WHEREAS, the parties do now desire to amend the Agreement as herein set forth to reflect the new duties and obligations of Employee;

NOW, THEREFORE, it is agreed as follows:

1. All capitalized terms used herein not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

2. The Agreement is hereby amended by adding the following provisions thereto:

a.	The first recital paragraph is deleted in its entirety and restated as follows:

“WHEREAS, The Employer desires to employ Employee as its EVP Corporate Development upon the terms and conditions stated herein; and”

b.	Section 1.01, Employment, is deleted in its entirety and restated as follows:

“1.01 Employment. The employer hereby agrees to employ Employee and Employee accepts employment as the Employer’s EVP Corporate Development.”

c.	Section 1.03, Duties, is amended by deleting the following language from the first sentence:

“in connection with the Company’s Security System Division or its successor and such other duties and responsibilities.”

d.	Section 2.02, Incentive Plan, is amended by adding the following to the end of the section:

“For purposes of FY2008, Employee’s target bonus percentage shall be based solely on mutually acceptable goals related to specific projects as defined by Employee and the COO/President, the first of which goals shall be satisfactory delivery of the DSG strategic plan to the Board at its October 2007 meeting as determined by the sole discretion of the Chairman and CEO.”

e.	Section 4.01, Non-Competition and Non-Solicitation, is amended by adding the following to the end of the section:

“Employee further agrees that she will not for a period of one (1) year after close date of the sale of Burtek/SSD to Honeywell do any of the following, whether for compensation or profit or not: (i) engage in any business or enterprise whose primary business is distribution of security equipment, including CCTV, Access Control, Alarm, and/or Audio, in the United States or Canada; or (ii) request or advise any customer or supplier of ADI or Burtek, who was a customer or supplier of the Company’s security business (or whom Employee solicited as a customer or supplier within the prior twelve (12) month period) prior to the sale of Burtek/SSD to Honeywell, to withdraw, curtail or cancel its business with Burtek or ADI. The Employee specifically retains her right to serve as President and/or any other board level position of the Security Industry Association and/or to pursue employment/consulting work with any manufacturing entity provided that such manufacturing entity does not own a distribution organization that competes directly with Burtek/SSD and/or ADI.”

f.	Section 5.05, Termination by Employee, is amended by deleting it in its entirety and replacing it with the following:

“5.06 Termination by Employee. Subject to the provisions of Articles Three and Four above, Employee may terminate her employment by the Employer at any time by written notice to Employer. If Employee’s employment is so terminated, the Employer’s obligation to pay Employee’s Base Salary, Auto Allowance and Bonus pursuant to the Annual Incentive Plan shall cease on the date on which the termination of employment occurs and shall be prorated and accrued to the date of termination, except that, the Employer shall be obligated to pay to Employee an amount equal to her then current annual Base Salary, which amount shall be paid by Employer in substantially equal installments over the period of twelve (12) months after the date on which Employee’s employment is so terminated on the dates Employer would normally pay its employees. Employer’s obligations and Employee’s rights with respect to Stock Awards, Options and Other Benefits shall be governed by the provisions of the plans under which they are granted and paid or provided to the date on which Employee’s employment is so terminated. Employee shall not be entitled to receive, unless otherwise required by law, Other Benefits.”

g.	Article Five is amended by adding a new Section 5.07, Specified Employee, as follows:

“Section 5.07. Specified Employee. For purposes of termination under Sections 5.04, 5.05 and 5.06, if the Employee is a “Specified Employee”, as defined in Internal Revenue Code Section 409A and the regulations promulgated thereunder, on the date of her termination of employment, such amounts otherwise payable within the first six (6) calendar months following the Employee’s termination of employment, shall be delayed, to the extent necessary for the Employee to avoid the adverse tax consequences imposed under Code Section 409A. On the first business day of the seventh calendar month immediately following the Employee’s termination of employment, payment of the aggregate amount of the delayed cash payment shall be paid in a lump sum. The remaining installment payments shall be made on the same dates as the Employer makes regular payroll payments under its customary practice.”

3. Except as expressly provided, modified or amended in this First Amendment, the Agreement shall remain and continue in full force and effect in accordance with the provisions thereof and hereof.

AGREED:

Wendy Diddell	RICHARDSON ELECTRONICS, LTD.

By:	By:
	Name:	Edward J. Richardson

	Title:	Chairman, Chief Executive Officer and President

Date executed:	Date executed:

Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Ed Richardson	David J. DeNeve	USA
Chairman and Chief Executive Officer	Senior Vice President and	Phone:	(630) 208-2200
Richardson Electronics, Ltd.	Chief Financial Officer	Fax:	(630) 208-2550
Phone: (630) 208-2340	Richardson Electronics, Ltd.
E-mail: info@rell.com

Richardson Electronics Completes Sale of Burtek Systems and the

Security Systems Division to Honeywell

LaFox, IL, Friday, June 1, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced that it has completed the sale of Burtek Systems Corporation and the Security Systems Division (SSD) to Honeywell International Inc. for $80 million. Burtek/SSD, a distributor of low voltage products for commercial and residential audio, burglar and fire alarm, CCTV, access control, sound and data/network communications, will now be part of Honeywell’s ADI Global Distribution business and will help expand its footprint throughout North and South America, Europe and Asia Pacific.

“Burtek/SSD has a strong customer service and technical support model with an extremely loyal customer base. As part of ADI Global Distribution, we are pleased that our customers, our vendors and our employees that helped drive the success of Burtek/SSD will now enjoy even greater resources to support their growth,” said Edward J. Richardson, Chairman and CEO.

The sale of Burtek/SSD gives Richardson Electronics the needed capital to invest in and focus on its “Engineered Solutions” businesses.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless and Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available online at http://www.rell.com/investor.asp.

Exhibit 99.2

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information is based on historical financial statements of Richardson Electronics, Ltd. and its subsidiaries (the Company), including certain pro forma adjustments, and has been prepared to illustrate the pro forma effect of the disposition of Burtek Systems Corp. and the Security Systems Division (SSD/Burtek).

The condensed consolidated balance sheet as of March 3, 2007 filed in the Company’s Form 10-Q on April 12, 2007 presented the assets to be disposed of as assets held for use, as the assets did not yet meet the criteria to classify as held for sale. The sale of SSD/Burtek will be accounted for as discontinued operations in conformity with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the fiscal year ended June 2, 2007.

The unaudited pro forma condensed consolidated balance sheet is presented as of March 3, 2007 and reflects the historical financial position of the Company with pro forma adjustments to reflect the disposition of SSD/Burtek as if the sale had been consummated on that date. The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 3, 2007 and the pro forma consolidated statement of operations for the fiscal year ended June 3, 2006 reflect the disposition of SSD/Burtek as if the sale had been consummated as of May 29, 2005. In accordance with pro forma accounting rules, no gain or loss from the actual divestment is reflected in the unaudited pro forma condensed consolidated statement of operations or the unaudited pro forma consolidated statement of operations.

The unaudited pro forma financial information has been prepared based upon available information and management estimates; actual amounts may differ from those estimated amounts. The unaudited pro forma financial information should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the period ended March 3, 2007 and the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006. The unaudited pro forma information is presented for illustrative purposes only, and is not necessarily indicative of what the Company’s financial position or results of operations would have been had the transaction been consummated as of and for the periods presented, nor is such information indicative of the Company’s results of operations or financial position for any future period or date.

Richardson Electronics, Ltd.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 3, 2007

(in thousands, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma Total
Assets
Current assets:
Cash and cash equivalents	$12,363	$—		$12,363
Receivables, less allowance of $2,060	115,474	(19,089	)(1)	96,385
Inventories	131,007	(18,108	)(1)	112,899
Prepaid expenses	7,635	(332	)(1)	7,303
Deferred income taxes	1,057	—		1,057

Total current assets	267,536	(37,529)		230,007

Non-current assets:
Property, plant and equipment, net	31,647	(2,280	)(1)	29,367
Goodwill	13,179	(1,706	)(1)	11,473
Other intangible assets, net	2,016	(1,073	)(1)(2)	943
Non-current deferred income taxes	1,335	—		1,335
Assets held for sale	1,243	—		1,243
Other assets	1,831	—		1,831

Total non-current assets	51,251	(5,059)		46,192

Total assets	$318,787	$(42,588)		$276,199

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$56,407	$(5,224	)(1)	$51,183
Accrued liabilities	28,479	3,054	(1)(3)(4)	31,533
Current portion of long-term debt	16	—		16

Total current liabilities	84,902	(2,170)		82,732

Non-current liabilities:
Long-term debt, less current portion	133,433	(80,000	)(5)	53,433
Non-current liabilities	1,803	—		1,803

Total non-current liabilities	135,236	(80,000)		55,236

Total liabilities	220,138	(82,170)		137,968

Commitments and contingencies	—	—		—
Stockholders’ equity
Common stock, $0.05 par value; issued 15,813 shares at March 3, 2007 and 15,663 shares at June 3, 2006	791	—		791
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at March 3, 2007 and 3,093 shares at June 3, 2006	152	—		152
Preferred stock, $1.00 par value, no shares issued	—			—
Additional paid-in-capital	118,536	—		118,536
Common stock in treasury, at cost, 1,249 shares at March 3, 2007 and 1,261 shares at June 3, 2006	(7,404)	—		(7,404)
Accumulated deficit	(18,028)	41,901	(6)	23,873
Accumulated other comprehensive income	4,602	(2,319	)(1)	2,283

Total stockholders’ equity	98,649	39,582		138,231

Total liabilities and stockholders’ equity	$318,787	$(42,588)		$276,199

Richardson Electronics, Ltd.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

For the Nine-Month Period Ended March 3, 2007

(in thousands, except per share amounts)

Statements of Operations	Historical	Pro Forma Adjustments		Pro Forma Total
Net sales	$491,702	$(80,657	)(7)	$411,045
Cost of sales	370,756	(59,211	)(7)	311,545

Gross profit	120,946	(21,446)		99,500
Selling, general, and administrative expenses	107,386	(15,639	)(7)	91,747
Gain on disposal of assets	(2,098)	—		(2,098)

Operating income	15,658	(5,807)		9,851

Other (income) expense:
Interest expense	8,486	(4,275	)(8)	4,211
Investment income	(885)	—		(885)
Foreign exchange loss	315	(34	)(7)	281
Retirement of long-term debt expenses	2,540	—		2,540
Other, net	74	(72	)(7)	2

Total other expense	10,530	(4,381)		6,149

Income (loss) from continuing operations before income taxes	5,128	(1,426)		3,702
Income tax provision	4,108	(2,503	)(7)	1,605

Income (loss) from continuing operations	$1,020	$1,077		$2,097

Income (loss) from continuing operations per common share—basic:
Common stock	$0.06	$(0.06)		$0.12

Common stock average shares outstanding	14,493	14,493		14,493

Class B common stock	$0.05	$(0.06)		$0.11

Class B common stock average shares outstanding	3,048	3,048		3,048

Income (loss) from continuing operations per common share—diluted:
Common stock	$0.06	$(0.06)		$0.12

Common stock average shares outstanding	17,638	17,638		17,638

Class B common stock	$0.05	$(0.06)		$0.11

Class B common stock average shares outstanding	3,048	3,048		3,048

Dividends per common share	$0.120	$0.120		$0.120

Dividends per Class B common share	$0.108	$0.108		$0.108

Richardson Electronics, Ltd.

Unaudited Pro Forma Consolidated Statements of Operations

For the Fiscal Year Ended June 3, 2006

(in thousands, except per share amounts)

Statements of Operations	Historical	Pro Forma Adjustments		Pro Forma Total
Net sales	$637,940	$(108,843	)(7)	$529,097
Cost of sales	482,171	(81,564	)(7)	400,607

Gross profit	155,769	(27,279)		128,490
Selling, general, and administrative expenses	139,640	(19,407	)(7)	120,233
Gain (loss) on disposal of assets	3	(157	)(7)	(154)

Operating income	16,126	(7,715)		8,411

Other (income) expense:
Interest expense	9,809	(3,528	)(8)	6,281
Investment income	(411)	—		(411)
Foreign exchange loss	724	(12	)(7)	712
Other, net	428	(125	)(7)	303

Total other expense	10,550	(3,665)		6,885

Income (loss) from continuing operations before income taxes	5,576	(4,050)		1,526
Income tax provision	8,218	(3,365	)(7)	4,853

Income (loss) from continuing operations	$(2,642)	$(685)		$(3,327)

Income (loss) from continuing operations per common share—basic:
Common stock	$(0.15)	$0.04		$(0.19)

Common stock average shares outstanding	14,315	14,315		14,315

Class B common stock	$(0.14)	$0.03		$(0.17)

Class B common stock average shares outstanding	3,093	3,093		3,093

Income (loss) from continuing operations per common share—diluted:
Common stock	$(0.15)	$0.04		$(0.19)

Common stock average shares outstanding	14,315	14,315		14,315

Class B common stock	$(0.14)	$0.03		$(0.17)

Class B common stock average shares outstanding	3,093	3,093		3,093

Dividends per common share	$0.160	$0.160		$0.160

Dividends per Class B common share	$0.144	$0.144		$0.144

Richardson Electronics, Ltd.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Pro Forma Presentation

On April 6, 2007, Burtek Systems Corp. (Burtek Systems), Richardson Electronics, Ltd. (the Company), and certain other subsidiaries of the Company entered into an Acquisition Agreement (Agreement) with Honeywell International Inc. (Honeywell) pursuant to which Honeywell agreed to purchase Burtek Systems and the Security Systems Division (SSD/Burtek). The transaction is structured as a sale of all of the stock of Burtek Systems and all of the other assets primarily used or held for use in SSD/Burtek. Subject to certain limited exceptions, Honeywell is not assuming any pre-closing obligations or liabilities of SSD/Burtek. The total consideration to be paid by Honeywell to the Company pursuant to the Agreement is $80.0 million, net of cash and debt other than certain assumed liabilities. The consideration is subject to downward adjustments related to working capital thresholds.

The accompanying unaudited pro forma financial statements for the period ended March 3, 2007 and for the fiscal year ended June 3, 2006 are presented herein because SSD/Burtek has not been presented as discontinued operations in the Company’s consolidated financial statements for periods preceding the signing of the Agreement. As a result, the historical results have been adjusted on a pro forma basis to give effect of the disposition of SSD/Burtek. The unaudited pro forma financial information has been prepared based upon available information and management estimates; actual amounts may differ from those estimated amounts.

The unaudited pro forma condensed consolidated balance sheet is presented as of March 3, 2007 and reflects the historical financial position of the Company with pro forma adjustments to reflect the disposition of SSD/Burtek as if the sale had been consummated on that date. The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 3, 2007 and the pro forma consolidated statement of operations for the fiscal year ended June 3, 2006 reflect the disposition of SSD/Burtek as if the sale had been consummated as of May 29, 2005. In accordance with pro forma accounting rules, no gain or loss from the actual divestment is reflected in the unaudited pro forma condensed consolidated statement of operations or the unaudited pro forma consolidated statement of operations.

2. Pro Forma Adjustments

The unaudited pro forma condensed consolidated balance sheet and the condensed consolidated and consolidated statements of operations give effect to the following pro forma adjustments:

Balance Sheet

(1)	To reflect the elimination of assets and liabilities associated with SSD/Burtek included in the Company’s historical condensed consolidated and consolidated financial statements.
(2)	To reflect the net book value of deferred financing costs associated with the Company’s credit agreement. The Company is required to negotiate a new credit agreement when SSD/Burtek is sold. As a result, the unamortized deferred financing costs of $0.8 million associated with the Company’s current credit agreement will be expensed upon the sale.
(3)	To reflect estimated legal, consulting and other costs of $3.8 million directly associated with the sale of SSD/Burtek.
(4)	To reflect estimated tax liability of $0.6 million associated with the gain on the sale of SSD/Burtek in foreign locations.
(5)	To reflect estimated net cash proceeds of approximately $80.0 million from the sale of SSD/Burtek as if the sale occurred on March 3, 2007. The Company is required to use the proceeds from the sale of SSD/Burtek to repay debt outstanding under its current credit agreement.
(6)	To reflect the estimated net after-tax gain of approximately $41.9 million related to the sale of SSD/Burtek. The actual net gain to be reported in discontinued operations in the Company’s statement of operations is subject to change pending final determination of the working capital of SSD/Burtek, transaction costs, and other adjustments.

Statement of Operations

(7)	To reflect the elimination of the financial results of SSD/Burtek.
(8)	To reflect the interest expense associated with the Company’s credit agreement. The Company is required to use the proceeds from the sale of SSD/Burtek to repay debt outstanding under its current credit agreement. In accordance with EITF No. 87-24, Allocation of Interest to Discontinued Operations, interest on debt that is required to be repaid as a result of the disposal transaction has been allocated to the discontinued operations.